

January 17, 2007

<u>**via U.S. mail and facsimile**</u>

Brian P. Campbell
Chairman, President, Chief Executive Officer, and
 Chief Financial Officer
Kaydon Corporation
315 East Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

> **RE: Kaydon Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 2, 2006**
> **Forms 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006**
> **and September 30, 2006**
> **File No. 1-11333**

Dear Mr. Campbell:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3689.

                                    Sincerely,

                                    John Hartz
                                    Senior Assistant Chief
                                    Accountant